Rec'd 1/31/08

08025282

SECURI[illegible] SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43724

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bear, Steams Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One MetroTech Center North
(No. and Street)

Brooklyn (City) New York (State) 11201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jeffrey M. Farber (212) 272-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Samuel L. Molinaro, Jr. and Jeffrey M. Farber, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bear, Stearns Securities Corp. as of November 30, 2007 and for the year then ended, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

January 25, 2008

Signature Date

Chief Financial Officer

Title

January 25, 2008

Signature Date

Controller

Assistant Secretary

Title

Notary Public

JOAN C. FILOSA
Notary Public, State of New York
No. 24-4897197
Qualified in Kings County
Certificate Filed in New York County
Commission Expires May 26, 2011

BEAR, STEARNS SECURITIES CORP.
(SEC I.D. No. 8-43724)

Statement of Financial Condition
and Supplemental Schedules
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2007

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Bear, Stearns Securities Corp.:

We have audited the accompanying statement of financial condition of Bear, Stearns Securities Corp. (the "Company") as of November 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bear, Stearns Securities Corp. at November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 14, 15, and 16 are presented for the purpose of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

DELOITTE + TOUCHE LLP

January 25, 2008

BEAR, STEARNS SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2007
(in thousands, except share data)

ASSETS	
Cash and cash equivalents	$ 730,096
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	11,583,870
Securities purchased under agreements to resell	14,473,141
Securities borrowed	77,506,928
Securities received as collateral	15,303,311
Receivables:	
Customers	36,062,818
Brokers, dealers and others	4,853,849
Interest and dividends	394,103
Other assets	56,269
TOTAL ASSETS	$ 160,964,385
LIABILITIES AND STOCKHOLDERS' EQUITY	
Short-term borrowings from third parties	$ 1,719,091
Short-term borrowings from Ultimate Parent	1,530,380
Securities sold under agreements to repurchase	26,868,430
Securities loaned	25,521,242
Obligation to return securities received as collateral	15,303,311
Payables:	
Customers	75,760,316
Brokers, dealers and others	8,254,392
Interest and dividends	332,644
Other liabilities and accrued expenses	165,883
	155,455,689
Commitments and contingencies (Note 13)	
Subordinated liabilities	3,410,000
Stockholders' Equity	
Preferred stock, $1.00 par value; 9,000 shares authorized (Series A Preferred Stock, $1,500 liquidation preference); 330 shares outstanding	495
Common stock, $1.00 par value; 1,000 shares authorized and outstanding	1
Paid-in capital	1,299,999
Retained earnings	798,201
Total Stockholders' Equity	2,098,696
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 160,964,385

See notes to Statement of Financial Condition

1. ORGANIZATION AND NATURE OF BUSINESS

Bear, Stearns Securities Corp. (the "Company") is a guaranteed subsidiary of Bear, Stearns & Co. Inc. ("Bear Stearns"), which is a wholly owned subsidiary of The Bear Stearns Companies Inc. (the "Ultimate Parent"). All of the Company's common stock is owned by Bear Stearns. For purposes of this report, an "affiliate" is defined as the Ultimate Parent or a direct or indirect subsidiary of the Ultimate Parent.

Nature of Business—The Company provides securities and futures clearance, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for customer and certain proprietary activities of Bear Stearns and other affiliates on either a fully disclosed or omnibus basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions, including those regarding certain accruals and the potential outcome of litigation, that affect the related amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company has defined cash equivalents as liquid investments with original maturities of three months or less.

Cash and Securities Deposited with Clearing Organizations or Segregated in Compliance with Federal Regulations—The Company is required by its primary regulators, including the Securities and Exchange Commission and Commodities Futures Trading Commission, to segregate cash and securities to satisfy rules regarding the protection of customer assets. Additionally, the Company is required to maintain cash and/or securities at various clearing organizations at which it conducts day-to-day clearance activities.

Customer Transactions—Customer securities transactions are recorded on the Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Statement of Financial Condition.

Collateralized Securities Transactions—Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Interest is recorded on an accrual basis. Reverse repurchase agreements and repurchase agreements are presented on the

Statement of Financial Condition on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate. Interest related to securities borrowed and securities loaned transactions is recorded on an accrual basis.

Fair Value Measurement—Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS No. 157") defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets carried at fair value will be classified and disclosed in one of the three categories in accordance with the hierarchy. The three levels of the fair value hierarchy are:

- Level 1: Quoted market prices in active markets for identical assets and liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

Additionally, SFAS No. 157 requires the Company to provide enhanced disclosure information regarding the activities of those financial instruments classified within the Level 3 category including a rollforward analysis of fair value balance sheet amounts for each major category of assets and liabilities and disclosure of the unrealized gains and losses for Level 3 positions held at the reporting date. At November 30, 2007, financial instruments measured on a fair value basis under SFAS No. 157 consisted of investments in money market funds totaling $791.0 million which are classified as Level 1 under SFAS No. 157 and included within cash and securities deposited with clearing organizations or segregated in compliance with federal regulations on the Statement of Financial Condition.

Dividends—The Company earns dividend income on cash invested in money market funds. Dividend income is recorded on an accrual basis.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Income Taxes—The Company is included in the consolidated federal income tax return of the Ultimate Parent. Pursuant to an agreement with the Ultimate Parent which allows for current treatment of all temporary differences, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Ultimate Parent.

New Accounting Pronouncements—In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company will adopt the provisions of FIN No. 48 beginning in the first quarter of 2008. The adoption of FIN No. 48 will not have a material impact on the Statement of Financial Condition of the Company.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure financial assets and liabilities (except for those that are specifically scoped out of the Statement) at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between the carrying value and the fair value at the election date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. On December 1, 2007, the Company adopted SFAS No. 159 with no impact on the Statement of Financial Condition of the Company.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The Company's subordinated liabilities are recorded at contracted amounts approximating fair value. These subordination agreements have a floating rate of interest which approximated market rates of interest available to the Company at November 30, 2007.

4. SHORT-TERM BORROWINGS

The Company obtains short-term financing by borrowing from its Ultimate Parent, as further discussed in Note 15 "Related Party Activities," and by obtaining bank loans and entering into repurchase agreements using corporate debt and equity securities as collateral. Borrowings from the Ultimate Parent are made on an unsecured basis. At November 30, 2007, there were approximately $1.7 billion of bank loans outstanding, of which $860.0 million were unsecured. Interest rates on such borrowings are negotiated at the time of the transactions and reflect market interest rates. The repurchase agreements are both overnight and short-term in evergreen structures with interest rates negotiated at the time of the transaction. At November 30, 2007, there were approximately $26.9 billion of repurchase agreements.

Committed Credit Facilities

The Company, along with the Ultimate Parent and certain affiliates, have in place a committed revolving credit facility ("Facility") totaling $4.0 billion, which permits borrowing on a secured basis by the Company, Bear Stearns, the Ultimate Parent, Bear, Stearns International Limited and certain other affiliates. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments as the Facility provides for defined advance rates on a wide range of financial instruments eligible to be pledged. The Facility terminates in February 2008, with all loans outstanding at that date payable no later than February 2009. The Company currently expects to renew such Facility upon expiration. There were no borrowings outstanding under the Facility at November 30, 2007.

At November 30, 2007, the Company, along with the Ultimate Parent, Bear, Stearns International Limited and an affiliate, had a $350 million committed revolving credit facility ("Pan Asian Facility"), which permits borrowing on a secured basis collateralized by foreign securities at pre-specified advance rates. In December 2007, the Pan Asian Facility was renewed at a $350 million committed level with substantially the same terms. The Pan Asian Facility, as renewed, terminates in December 2008 with all loans outstanding at that date payable no later than December 2009. There were no borrowings outstanding under the Pan Asian Facility at November 30, 2007.

In June 2007, the Company renewed a committed revolving credit facility agreement (the "Credit Agreement"), guaranteed by Bear Stearns, to borrow up to $100 million to support liquidity needs. The Credit Agreement, as renewed, terminates in June 2008, with all loans outstanding at the termination date payable no later than June 2009. There were no borrowings outstanding under the Credit Agreement at November 30, 2007.

The committed revolving credit facilities mentioned above contain various financial covenants, including the maintenance of specified levels of stockholders' equity of the Ultimate Parent and maintenance of a minimum level of net capital of the Company, as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. At November 30, 2007, the Ultimate Parent and the Company were in compliance with all such financial covenants.

5. COLLATERALIZED SECURITIES TRANSACTIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase agreements, securities borrowed transactions, derivative transactions, customer margin loans and other secured money-lending activities. In many instances, the Company is permitted by contract or custom to rehypothecate the securities received as collateral.

At November 30, 2007, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $305.2 billion. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of approximately $184.7 billion were delivered, repledged or otherwise used.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received from Bear Stearns and a related obligation to return this collateral to Bear Stearns of approximately $15.3 billion at November 30, 2007.

In addition to effecting settlements, meeting customer needs or re-lending as part of its operations, the Company also enters into repurchase agreements to obtain financing. Beginning in fiscal 2006 the Company entered into equity repurchase agreements with third parties to increase levels of secured financing for itself, Bear Stearns and its affiliates. As at November 30, 2007, repurchase agreements totaled approximately $26.9 billion. Financing was provided to Bear Stearns and affiliates by entering into reverse repurchase agreements of approximately $15.0 billion at November 30, 2007. See Note 15 "Related Party Activities – Collateralized Securities Transactions" in notes to the Statement of Financial Condition for further discussion on reverse repurchase agreements with affiliates.

6. INCOME TAXES

Pursuant to an agreement with the Ultimate Parent which allows for current treatment of all temporary differences, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Ultimate Parent. In the absence of such an agreement, the Company would have reported a cumulative deferred tax asset of approximately $44.6 million at November 30, 2007.

7. SUBORDINATED LIABILITIES

The subordinated loan agreements with the Ultimate Parent at November 30, 2007 consisted of subordinated notes under revolving credit and other subordination agreements maturing in fiscal 2008 through 2015. At November 30, 2007, the total facility available under these agreements was approximately $4.5 billion. Maturities of amounts drawn at November 30, 2007, are as follows:

Fiscal Year	Amount (in thousands)
2008	$ 1,500,000
2010	1,210,000
2011	700,000
Total	$ 3,410,000

At November 30, 2007, all outstanding subordinated liabilities are available to the Company in computing net capital pursuant to the Net Capital Rule. To the extent that the outstanding subordinated liabilities are required for the Company's continued compliance with its Net Capital Rule requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving credit and other subordination agreements require payment of interest at floating rates based on the London Interbank Offered Rate. At November 30, 2007, interest rates that were in effect ranged from 5.02% to 5.49%.

8. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital Rule and the capital rules of The New York Stock Exchange, Inc. ("NYSE"), the Commodity Futures Trading Commission ("CFTC") and other principal exchanges of which it is a member. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of: (i) 2% of aggregate debit items arising from customer transactions, as

defined in the Net Capital Rule, plus excess margin collateral on reverse repurchase agreements; or (ii) 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At November 30, 2007, the Company's net capital of approximately $4.7 billion was approximately 7.3% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $1.3 billion by approximately $3.4 billion.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

9. PREFERRED STOCK

The Company's Series A Preferred Stock (the "Preferred Stock") has a liquidation preference of $1,500 per share, is non-voting and is entitled to dividends, on a cumulative basis, at 6% per annum. The Company may redeem, at its option, the Preferred Stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events. At November 30, 2007, 10 shares of Preferred Stock were held by an affiliate of the Company.

10. EMPLOYEE BENEFIT PLAN

Pursuant to an operating agreement Bear Stearns provides the Company with personnel, substantially all of whom participate in the Ultimate Parent's qualified non-contributory profit sharing plan. Contributions to the plan are made at the discretion of the Ultimate Parent in amounts that relate to its level of income before provision for income taxes.

11. STOCK COMPENSATION PLANS

Certain employees of Bear Stearns participate in the Ultimate Parent's stock compensation plans which provide for grants of Capital Accumulation Plan ("CAP Plan") units, restricted stock units and option awards of the Ultimate Parent. Effective December 1, 2005, the Ultimate Parent adopted SFAS No. 123 (R), *"Share-Based Payment,"* using the modified prospective application method. SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair value-based method. Stock-based compensation cost is measured at grant date, based on the fair value of the award and is recognized as expense over the requisite service period.

Beginning in fiscal 2007, the requisite service period was changed to align with the vesting schedule for the Ultimate Parent's stock-based incentive plans. Further it was concluded that, under SFAS No. 123 (R), the grant date for stock-based compensation awards is the date the awards are approved by the Ultimate Parent's Compensation Committee.

The Ultimate Parent's stock compensation plans are summarized below.

Capital Accumulation Plan - Pursuant to the CAP Plan, certain key executives receive a portion of their total annual compensation in the form of CAP units. The number of CAP units credited is a function of the dollar amount awarded to each participant and the closing fair market value of the Ultimate Parent's common stock on the date of the award. The CAP units awarded under the CAP Plan are subject to

vesting and convert to common stock of the Ultimate Parent after five years. CAP units granted contain selling restrictions subsequent to the vesting date. Holders of CAP units may forfeit ownership of a portion of their award if employment is terminated before the end of the vesting period.

Each CAP unit gives the participant an unsecured right to receive, on an annual basis, an amount equal to the Ultimate Parent's pre-tax income per share, as defined by the CAP Plan, less the Ultimate Parent's net income per share, as defined by the CAP Plan, plus dividends per share ("earnings adjustment"), subject to certain limitations. The earnings adjustment will be credited to each participant's deferred compensation account in the form of additional CAP units, based on the number of CAP units in such account at the end of each fiscal year. The number of CAP units credited depends on the amount awarded to each participant and the average per share cost of common stock acquired by the Ultimate Parent. On completion of the five-year deferral period, participants are entitled to receive shares of common stock equal to the number of CAP units then credited to their respective deferred compensation accounts.

Restricted Stock Unit Plan - The Restricted Stock Unit Plan ("RSU Plan") provides for a portion of certain key employees' compensation to be granted in the form of restricted stock units ("RSUs"), with allocations made to participants' deferred compensation accounts. Under the RSU Plan, RSUs granted to employees generally vest over three years and generally convert to common stock of the Ultimate Parent within four years. Such units are restricted from sale, transfer or assignment until the end of the restriction period. RSUs granted contain selling restrictions subsequent to the vesting date. Holders of RSUs generally forfeit ownership of a portion of their award if employment is terminated before the end of the vesting period. Holders of RSUs are entitled to receive a dividend in the form of additional RSUs, based on dividends declared on the common stock of the Ultimate Parent.

At November 30, 2007, there was $1.8 million of total unrecognized compensation cost related to stock-based compensation granted under the RSU Plan which is expected to be allocated to the Company over a weighted average period of approximately 1.8 years.

Stock Award Plan - Pursuant to the Stock Award Plan, certain key employees are given the opportunity to acquire common stock of the Ultimate Parent through the grant of options. Stock options generally have a 10-year expiration.

12. CUSTOMER ACTIVITIES

Customer Credit Risks

The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and securities derivative transactions. Securities derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and securities derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and securities derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers.

In connection with certain customer activities, the Company executes and settles customer transactions involving the sale of securities and securities derivative transactions short ("short sales"). When a customer sells a security short the Company may be required to borrow securities to settle a customer

short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The

Company will require customers to deposit additional margin collateral, or to reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

13. COMMITMENTS AND CONTINGENCIES

Leases—The Company occupies office space under leases which expire at various dates through fiscal 2014, as well as utilizes office space under an arrangement with its Ultimate Parent and Bear Stearns. At November 30, 2007, the future minimum aggregate annual rentals payable under non-cancelable leases (net of subleases aggregating approximately $3.6 million) for which the Company is a party to signed leases are as follows:

Fiscal Year	Amount (In thousands)
2008	$ 4,050
2009	5,843
2010	4,359
2011	918
2012	260
Aggregate amount thereafter	402
Total	$ 15,832

The various leases contain provisions for periodic escalations resulting from increased operating and other costs. In addition to these direct leases quantified in the table above, the Company has entered into an agreement with Bear Stearns and its Ultimate Parent whereby the cost of space utilized by the Company is allocated to it. This agreement excludes office space relating to the Ultimate Parent's arrangement with respect to the 383 Madison Avenue, New York City location, as further discussed in Note 15 "Related Party Activities."

Letters of Credit and Securities Borrowed—At November 30, 2007, the Company had letters of credit outstanding of approximately $2.1 billion, of which approximately $886.0 million were unsecured. Letters of credit approximating $1.8 billion were used as collateral for securities borrowed with a market value of approximately $1.7 billion and the remaining letters of credit were used primarily to satisfy margin requirements at various exchanges.

Litigation—The Company is the sole defendant in an action commenced in the United States Bankruptcy Court for the Southern District of New York by the Chapter 11 Trustee for Manhattan Investment Fund Limited ("MIFL"). The complaint seeks to recover from the Company, among other things, certain allegedly fraudulent transfers made by MIFL in the amount of $141.4 million plus pre-judgment interest. The Company provided prime brokerage services to MIFL prior to its bankruptcy. In January 2007, the Bankruptcy Court granted the Trustee's motion for summary judgment on the fraudulent transfer claims against the Company. The Company appealed the decision of the Bankruptcy Court to

the United States District Court for the Southern District of New York. In December 2007, the District Court affirmed in part and reversed in part the decision of the Bankruptcy Court and concluded that a trial would be necessary. The Company believes it has substantial defenses to the Trustee's claims.

In the normal course of business, the Company has been named as a defendant in various legal actions that involve claims for substantial amounts. In addition, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations regarding the Company's business. Certain of the foregoing could result in adverse judgments, settlements, fines, penalties or other relief.

Because litigation is inherently unpredictable, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief might be. Consequently, the Company cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may have been incurred. Although the ultimate outcome of the various matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole. Such resolution may, however, have a material effect on the operating results in any future period, depending on the level of income for such period.

14. GUARANTEES

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Therefore, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

15. RELATED PARTY ACTIVITIES

Clearance and Futures Activities—At November 30, 2007, the Company's clearance and futures activities have resulted in net payables to Bear Stearns and other affiliates of approximately $7.0 billion which is included within payables to brokers, dealers and others, and net receivables from other affiliates of approximately $3.4 billion which is included within receivables from brokers, dealers and others.

Collateralized Securities Transactions—The Company enters into reverse repurchase and repurchase transactions with Bear Stearns and affiliates. At November 30, 2007, such reverse repurchase transactions had a contract value of approximately $15.0 billion, of which approximately $487.0 million (market value of collateral at November 30, 2007 of approximately $506.0 million) is reflected in cash and securities deposited with clearing organizations or segregated in compliance with federal regulations. The remaining reverse repurchase transactions of approximately $14.5 billion are reflected in securities purchased under agreements to resell.

The Company enters into securities borrowed and securities loaned transactions with Bear Stearns and other affiliates. Balances at November 30, 2007 relating to such securities borrowed and securities loaned transactions totaled approximately $8.7 billion and $24.0 billion, respectively.

Financing Activities—In the ordinary course of business, the Company obtains financing from the Ultimate Parent on an unsecured basis and provides collateralized short-term borrowings to affiliated companies. Interest rates on such balances are generally based on the federal funds rate. At November 30, 2007, the Company had a balance of approximately $1.5 billion payable to the Ultimate Parent.

Operating Expenses—Pursuant to an operating agreement, Bear Stearns provides the Company with personnel, facilities and other services for which the Company was charged a fee.

Additionally, the Ultimate Parent and an affiliate are party to an agreement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Ultimate Parent's worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting its occupancy of 383 Madison.

16. CHANGES IN CAPITAL STOCK

The Board of Directors of Bear Stearns authorized a capital contribution to the Company of up to $1.0 billion on April 10, 2007, as a result of an increase in capital requirements resulting from the US Securities and Exchange Commission approved amendments to NYSE Rule 431, which allows the application of risk-based margin requirements as an alternative to strategy-based margin requirements. On April 10, June 5, and July 19, 2007, the Company received capital contributions of $500 million, $350 million and $150 million, respectively, from Bear Stearns.

17. SUBSEQUENT EVENT

On January 22, 2008, the Company paid to Bear Stearns a cash dividend of $300 million on its common stock.

* * * * * *

BEAR, STEARNS SECURITIES CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
NOVEMBER 30, 2007
(in thousands)

NET CAPITAL:		
Total stockholders' equity		$ 2,098,696
Subordinated liabilities		3,410,000
Less - Preferred stock		(495)
Total capital and allowable subordinated liabilities		5,508,201
Nonallowable assets:		
Receivables from customers	$ 105,483	
Receivables from affiliates	46,634	
Miscellaneous accounts receivable	36,485	
Aged interest and dividends receivable	23,894	
Non-marketable investments	14,508	
Exchange memberships	2,085	
Other	5,253	
Total nonallowable assets	234,342	
Charges on:		
Stock borrow deficits	192,863	
Accounts carried under Rule 15c3-1(c)(2)(x)	110,369	
Aged fails to deliver	63,702	
Customer cash margin deficiencies	56,983	
Aged fails to receive exposure	43,575	
Customer TBA deficits	40,774	
Unsecured customer short market value	28,952	
1% of stock borrow versus letter of credit	18,421	
1% of 15c3-3 matched fails	2,959	
Other	31,594	
Total charges	590,192	824,534
Net capital before haircuts on securities positions		4,683,667
Haircuts:		
Money market investments		15,852
Stocks and warrants		216
Net capital		4,667,599
Computation of alternative net capital requirement - 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3		1,275,884
Excess net capital		$ 3,391,715
Net capital in excess of 5% of aggregate debit items		$ 1,477,890

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2007.

BEAR, STEARNS SECURITIES CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2007 (in thousands)

SEGREGATION REQUIREMENTS:		
Net ledger balances:		
Cash		$ 391,347
Securities (at market)		1,369,257
Net unrealized profit on open futures contracts		1,245,630
Exchange traded options:		
Market value of open option contracts purchased		1,542,953
Market value of open option contracts sold		(1,253,873)
Net equity		3,295,314
Accounts liquidating to a deficit and accounts with debit balances - gross amount	$ 47,585	
Less amount offset against U.S. Treasury obligations owned by particular customers	(46,754)	831
Amount required to be segregated		3,296,145
FUNDS ON DEPOSIT IN SEGREGATION:		
Deposited in segregated funds bank accounts:		
Cash		1,117,972
Securities held for particular customers or option customers in lieu of cash (at market)		311,817
Margins on deposit with clearing organizations of contract markets:		
Cash		651,808
Securities held for particular customers or option customers in lieu of cash (at market)		1,057,440
Net settlement due from clearing organizations		18,259
Exchange traded options:		
Value of open long option contracts		1,541,679
Value of open short option contracts		(1,249,341)
Net equities with other futures commission merchants -		
Net liquidating equity		(569)
Securities representing investments of customers' funds (at market)		34,000
Total amount in segregation		3,483,065
EXCESS FUNDS IN SEGREGATION		$ 186,920

There are no material differences between the computation of segregation requirements presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2007.

BEAR, STEARNS SECURITIES CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2007
(in thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS:		
Cash in banks located in the United States		$ 581,979
Securities in safekeeping with banks in the United States		259,063
Amounts held by members of foreign boards of trade:		
Cash	$ (86,099)	
Securities	115,975	
Unrealized gain on open futures contracts	150,905	
Value of long option contracts	48,070	
Value of short option contracts	(17,192)	211,659
Total funds in separate Section 30.7 accounts		1,052,701
Amount required to be set aside in separate Section 30.7 accounts		940,318
EXCESS FUNDS		$ 112,383

There are no material differences between the computation of secured amounts presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2007.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2008

Bear, Stearns Securities Corp.
One MetroTech Center North
Brooklyn, New York 11201

In planning and performing our audit of the financial statements of Bear, Stearns Securities Corp. as of and for the year ended November 30, 2007 (on which we issued our report dated January 25, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e), including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at November 30, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CTFC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP

END